SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                         Insignia Financial Group, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    45767A105
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                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                         Third Point Management Company
                         360 Madison Avenue, 24th Floor
                            New York, New York 10017
                                 (212) 224-7400
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                February 24, 2003
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                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-------------------------------                     ----------------------------
CUSIP No.   45767A105                               Page 2 of 7 Pages
-------------------------------                     ----------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [X]
                                                                    (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
 --------- ---------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
    SHARES
 BENEFICIALLY                   91,600
   OWNED BY           --------- ------------------------------------------------
     EACH                9      SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH                   0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                91,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            91,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                     ----------------------------
CUSIP No.   45767A105                               Page 3 of 7 Pages
-------------------------------                     ----------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Management Company L.L.C.             I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [X]
                                                                     (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- --------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   91,600
   OWNED BY           --------- ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH                    0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                91,600
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            91,600
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is being filed on behalf of Third Point Management Company L.L.C., a Delaware limited liability company (the "Management Company"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company, the "Reporting Persons"). This Amendment No. 1 relates to the common stock, par value $0.01 per share, of Insignia Financial Group, Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Amendment No. 1 relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. This Amendment No. 1 amends that
Schedule 13D filed by the Reporting Persons with respect to the Company on April 20, 2001 (the "Schedule 13D") and is being filed to report, among other things, that the Reporting Persons no longer hold in excess of 5% of the total outstanding Common Stock. Capitalized terms used but not defined herein have such meanings as are ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On February 17, 2003, the Company announced that it entered into an agreement to be sold, in a merger transaction, to CB Richard Ellis Services, Inc. for a consideration of $11.00 per share of Common Stock in cash and up to $1.00 per share additional consideration under certain circumstances. After such announcement, the Reporting Persons effected sales of shares of Common Stock because of their belief that the inherent risk in the consummation of a transaction of this nature does not justify the potential rate of return that would be achieved by waiting for such consummation.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

     (a) As of the date of this Amendment No. 1, the Management Company beneficially owns 91,600 shares of Common Stock. The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and with the Funds. As of October 31, 2002, the Shares represented 0.4% of the total 23,237,690 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 91,600 shares of Common Stock held directly by the Funds.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Reporting Persons, in the Common Stock during the past sixty days.

     All of the transactions set forth on Schedule A were effected in open market purchases on the New York Stock Exchange through the Primary Broker.

     Except as set forth above, during the last sixty days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the total outstanding Common Stock on August 30, 2002 with the sale of 100,000 shares of Common Stock, representing 0.4% of the total amount of outstanding Common Stock at such time.

                                   Schedule A
                                   ----------

     (Transactions by the Funds in Common Stock during the past sixty days)


   Date        Action       Quantity        Price per share         Comment

12/31/2002      SELL        (49,488)             $7.2500          cross trades

12/31/2002      BUY          49,488              $7.2500          cross trades

01/31/2002      SELL        (9,545)              $8.2400          cross trades

01/31/2002      BUY          9,545               $8.2400          cross trades

02/07/2003      BUY          70,000              $8.4000

02/07/2003      SELL        (35,000)             $8.5000

02/07/2003      SELL        (18,400)             $9.7669

02/10/2003      SELL       (100,000)            $10.9400

02/11/2003      SELL        (16,200)            $11.0000

02/24/2003      SELL       (514,800)            $10.8252

02/25/2003      SELL       (303,400)            $10.7711

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: February 26, 2003                THIRD POINT MANAGEMENT COMPANY L.L.C.

                                        By: /s/ Daniel S. Loeb
                                            ------------------------------
                                            Name:  Daniel S. Loeb
                                            Title: Managing Member


Dated: February 26, 2003                /s/ Daniel S. Loeb
                                        ------------------------------
                                        Daniel S. Loeb






                               [SIGNATURE PAGE TO
                 AMENDMENT NO. 1 TO SCHEDULE 13D WITH RESPECT TO
                         INSIGNIA FINANCIAL GROUP, INC.]